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                 May 11, 2022

       Ivor Macleod
       Chief Financial Officer
       ATHERSYS, INC / NEW
       3201 Carnegie Avenue
       Cleveland, Ohio 44115-2634

                                                        Re: ATHERSYS, INC / NEW
                                                            Registration
Statement on Form S-3
                                                            Filed May 5, 2022
                                                            File No. 333-264724

       Dear Ivor Macleod:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Michael J. Solecki